Gina Hagedorn

PHONE: (503) 727-2059

EMAIL: GHagedorn@perkinscoie.com

July 20, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attn:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Digimarc Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 24, 2010
File No. 001-34108

Dear Mr. Krikorian:

On behalf of our client, Digimarc Corporation (“Digimarc”), we received the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated July 6, 2010 (the “Comment Letter”) relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2009 filed on February 24, 2010. The Comment Letter asks us to respond within ten business days by amending the Form 10-K, providing the requested information or advising the Staff when Digimarc will provide the requested response. In order for Digimarc to devote the appropriate amount of time and resources to consider the Staff’s comments and to complete its response, we expect to respond to the Comment Letter by August 6, 2010.

July 20, 2010

If you have any questions, please contact John Thomas at (503) 727-2144 or the undersigned at (503) 727-2059.

Sincerely,

/s/ Gina Hagedorn
Gina Hagedorn

cc:	Ryan Houseal, Staff Attorney
Katherine Wray, Staff Attorney
Bruce Davis (Digimarc Corporation)
Robert Chamness (Digimarc Corporation)
Michael McConnell (Digimarc Corporation)
John R. Thomas (Perkins Coie LLP)